RMS



17017870

Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAY 30 2017

Washington DC
408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-48287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Blum Municipals Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Van Ness Avenue, Suite 415
(No. and Street)

San Francisco (City) California (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Blum 415-673-2793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

auB

OATH OR AFFIRMATION

I, Robert Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Blum Municipals, Inc., as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CALIFORNIA
County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 1ST day of MAY, 2017 by ROBERT BLUM proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public


KINRY C. LOUIE
Commission # 2054930
Notary Public - California
San Francisco County
My Comm. Expires Feb 8, 2018


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Robert Blum Municipals, Inc.

We have audited the accompanying statement of financial condition of Robert Blum Municipals, Inc. as of March 31, 2017, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Robert Blum Municipals, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Blum Municipals, Inc. as of March 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Robert Blum Municipals, Inc.'s financial statements. The supplemental information is the responsibility of Robert Blum Municipals, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 26, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE™

Robert Blum Municipals, Inc.
Statement of Financial Condition
March 31, 2017

Assets

Cash	$	21,074
Receivable from clearing organization		649,282
Deposit at clearing organization		30,000
Securities owned, at fair market value		235,570
Prepaids and Deposits		6,403
Total assets	$	942,329

Liabilities

Accounts payable and accrued liabilities	$	7,615
Payable to clearing organization		231,847
Liabilities subordinated to the claims of general creditors		250,000
Total liabilities		489,462
Commitments and contingencies (Note 6)		-

Stockholder's equity

Common stock, no par value, 25,000 shares authorized,		
5,000 shares issued and outstanding		150,000
Retained earnings		302,867
Total stockholder's equity		452,867
Total liabilities and stockholder's equity	$	942,329

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Income
For the Year Ended March 31, 2017

Revenues		
Trading	$	326,684
Interest		133
Total revenue		326,817
Expenses		
Employee compensation and benefits		186,033
Information Services		37,315
Occupancy		30,902
Professional Fees		29,251
Interest		22,510
Promotional		9,630
Regulatory		6,063
General and Administrative		437
Total expenses		322,141
Net income (loss) before income tax provision		4,676
Income tax provision		800
Net Income (loss)	$	3,876

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2017

	Common Stock	Retained Earnings	Total
Balance at March 31, 2016	$ 150,000	$ 298,991	$ 448,991
Net Income (loss)	-	3,876	3,876
Balance at March 31, 2017	$ 150,000	$ 302,867	$ 452,867

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended March 31, 2017

	Total
Balance at March 31, 2016	$ 250,000
Increase:	
Accrual of interest	22,500
Decrease:	
Payment of interest	(22,500)
Balance at March 31, 2017	$ 250,000

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2017

Cash flow from operating activities:		
Net income (loss)		$ 3,876
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) Decrease in:		
Receivable from clearing organization	$ (1,096)	
Securities owned, at fair market value	(51,318)	
Prepaids and deposits	(5,703)	
(Decrease) Increase in:		
Accounts payable and accrued liabilities	1,912	
Payable to clearing organization	46,607	
Total adjustments:		(9,598)
Net cash provided by (used in) operating activities		(5,722)
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(5,722)
Cash at March 31, 2016		26,795
Cash at March 31, 2017		**$ 21,073**

Supplemental disclosure of cash information:

Cash paid during the year for:	
Interest	$ 22,510
Income taxes	$ 800

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2017

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robert Blum Municipals, Inc. (the "Company") was incorporated in the State of California on April 17, 1995. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer. Substantially all of its business consists of trading municipal securities in a principal capacity.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

All investment in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 7. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the period is included in income.

Marketable securities owned by the Company are classified as trading securities and stated at their fair market value based on market prices. Trading revenue consists of both realized gains or losses from the sale of marketable securities and unrealized gains or losses on marketable securities.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the uncertainty of realization.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

NOTE 2: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement with Hilltop Securities Inc. ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The Clearing Broker has custody of the Company's deposit balance of $30,000, which serves as collateral for securities transactions pursuant to the clearance agreement.

The Company also maintains an interest-earning cash balance at the Clearing Broker that was $649,282 at March 31, 2017. In addition, the Company has introduced trade date basis securities transactions to the Clearing Broker that result in trade date basis trading revenue receivable of $2,359 at March 31, 2017. The Company classifies the combination of the interest-earning cash balance and the trade date basis receivable as "receivable from clearing organization".

NOTE 3: SECURITIES OWNED, AT FAIR MARKET VALUE

Securities owned at market value consist of municipal securities. As discussed in Note 1, these securities are classified as trading securities and stated at their fair market value based on market prices. Municipal securities for which there is no market on a securities exchange or no independent publicly quoted market price are valued at fair value as determined by management. At March 31, 2017 these securities are carried at their fair market value of $235,570, which is $2,648 more than cost.

NOTE 4: PAYBLE TO CLEARING ORGANIZATION

As discussed in Note 3, the Company acquired its municipal bond positions using credit extended from the clearing organization. At March 31, 2017, the credit balance payable to the clearing organization was $231,847. To the extent that this liability is collateralized by the municipal bond positions owned and in the custody of the clearing organization, it is not included in aggregate indebtedness for the purpose of SEC Rule 15c3-1(c)(1).

NOTE 5: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income taxes expense (benefit)	$ 800	$ -	$ 800

The Company has available at March 31, 2017, an unused Federal net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $835. The net operating loss begins to expire in the year 2033.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 5: INCOME TAXES (Continued)

The Company is required to file income tax returns in both federal and California tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for California purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2017, the IRS has not proposed any adjustment to the Company's tax position

NOTE 6: RELATED PARTY TRANSACTIONS

Interest paid on borrowings under subordinated liability agreements totaled $22,500 for the year ended March 31, 2017, and was paid to the Company's sole shareholder. The Company leases all of its office equipment from the Company's sole shareholder. Lease payments for the equipment totaled $4,312 for the year ended March 31, 2017.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 7: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2017

NOTE 7: FAIR VALUE MEASUREMENTS (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical securities.

Level 2 - Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Investments, at fair value	$ -	$ 235,570	$ -	$ 235,570
TOTALS	$ -	$ 235,570	$ -	$ 235,570

NOTE 8: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at March 31, 2017, are as follows:

Subordinated note, 9%, due August 31, 2018	$ 100,000
Subordinated note, 9%, due June 30, 2019	150,000
	$ 250,000

NOTE 8: SUBORDINATED LIABILITIES (Continued)

The subordinated borrowings are covered by agreements approved by FINRA, and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7: RETIREMENT PLAN

The Company's profit sharing plan (the "Plan") covers all eligible employees. The plan was effective on August 1, 1995, and provides for a Company contribution of up to 25% of eligible compensation. All contributions to the plan are at the discretion of the Company. The Company made a $5,000 contribution to the Plan for the year ended March 31, 2017.

NOTE 10: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2017

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 11: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended March 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2017, the Company had net capital of $684,447 which was $584,447 in excess of its required net capital of $100,000; The Company's ratio of aggregate indebtedness to net capital was 0.01.to 1, which is less than the 15 to 1 maximum allowed.

Robert Blum Municipals, Inc.
Computation of Net Capital
March 31, 2017

Computation of Net Capital

Total Stockholder's equity		$ 452,867
Add:		
Subordinated liabilities allowable for net capital computation		250,000
Less: Non-allowable assets		
Prepaids and Deposits	(6,403)	
Total non-allowable assets		(6,403)
Net Capital before haircuts		696,464
Haircut on marketable securities	(12,018)	
Total haircuts and undue concentration		(12,018)
Net Capital:		**$ 684,446**

Computation of Net Capital Requirement

Minimum capital required (6-2/3% of aggregated indebtedness)	$ 508	
Minimum dollar net capital requirement for brokers' broker	$ 100,000	
Net capital requirement (greater of above)		(100,000)
Excess net capital		$ 584,446
Aggregate indebtedness		$ 7,615
Ratio of aggregate indebtedness to net capital		0.01 : 1

Reconciliation of Computation of Net Capital Under Rule 15c3-1

Net capital as reported by the Company in Part IIA	$ 689,446
Adjustment to accrue for profit-sharing	(5,000)
Net capital as reported in the financial statements	$ 684,446

See independent auditor's report

Robert Blum Municipals, Inc.

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of March 31, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report

Robert Blum Municipals, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For The Year End March 31, 2017


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Robert Blum Municipals, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Robert Blum Municipals, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Robert Blum Municipals, Inc. stated that Robert Blum Municipals, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Robert Blum Municipals, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Robert Blum Municipals, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 26, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Robert Blum Municipals, Inc.

2000 Van Ness Avenue, Suite 415
San Francisco, CA 94109
Tel: (415) 673-2793
Fax: (415) 673-2796

Assertions Regarding Exemption Provisions

We, as members of management of Robert Blum Municipals, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending April 1, 2016 through March 31, 2017.

Robert Blum Municipals, Inc.

By: 

Robert Blum, President

May 26, 2017